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File No. 030288-0007

March 10, 2008

VIA EDGAR

Mr. Milwood Hobbs

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Design Within Reach, Inc. Form 10-K/A for the Fiscal Year Ended December 30, 2006, Filed May 8, 2007 Form 10-Q for the Fiscal Quarter Ended June 30, 2007, Filed August 9, 2007 File No. 0-50807

Dear Mr. Hobbs:

We are writing in response to your request during our December 20, 2007 and January 7, 2008 conference call for additional information to supplement our November 15, 2007 letter in response to the Staff’s letter dated October 31, 2007 with respect to the above-referenced Form 10-K/A and Form 10-Q. Per our discussions with the Staff, we are responding to the Staff’s questions on behalf of Design Within Reach, Inc. (“DWR”).

Question 1 from the Staff: What portion of DWR’s shipments are made using FedEx?

DWR Response: During the period from June 2007 to November 2007, approximately 63% of DWR’s shipments were made using FedEx. While DWR has not historically tracked this percentage, DWR believes this percentage has not varied significantly over at least the last two years.

Question 2 from the Staff: How would a sofa get from DWR’s distribution center in Hebron, Kentucky to Florida or the West Coast in six days by common carrier? Doesn’t the need for consolidation of shipments impact the amount of time needed for delivery?

DWR Response: For common carrier shipments going to the New York area, DWR buys rights to a full a container and loads the container at its Kentucky distribution center. The container is then shipped to DWR’s carrier AGS in New York and arrives the next day. It then takes AGS in New York approximately two days from receipt of the container to get the product to the end customers.

March 10, 2008

In the case of common carrier shipments to other destinations, DWR ships the items to the AGS terminal in Columbus, Ohio, where they are consolidated. It takes one day to delivery the product from DWR’s distribution center to the Columbus terminal. AGS then ships out containers the next day from the AGS terminal, which arrive on the West Coast and Florida in approximately three days. From the AGS center in the destination city, it then takes approximately two days for delivery to the end customer.

Question 3 from the Staff: How many items were sampled and how were such items selected for sample at fiscal year 2006 year end?

DWR Response: DWR sampled 63 shipments during the months of October 2006 and November 2006. DWR reviewed the largest orders from its website and each of its studios. For each sample selected, DWR obtained the shipment tracking data from the shippers’ websites to determine the shipment time from DWR’s warehouse to the customer. The studios are geographically dispersed, with studios located in 22 states and the District of Columbia. As a result, DWR believes the sample orders provide information about deliveries to diverse geographic areas as well as deliveries of product of all sizes and shipping methods.

Question 4 from the Staff: Of the sampled shipments, how many were shipped by common carrier?

DWR Response: Of the 63 items sampled at fiscal year 2006 year end, all were shipped by common carrier except one, which was sent FedEx. In light of the fact that the items sampled were the largest orders from its website and each of its studios, DWR was not surprised that such a large portion of the sampled shipments were shipped by common carrier rather than FedEx.

Question 5 from the Staff: What is the average dollar amount of shipments per day and the approximate average gross profit per day from shipments during the last week of fiscal year 2006?

DWR Response: The average dollar amount of shipments per day during the last week of fiscal year 2006 was $527,568. The approximate average gross profit per day from shipments during the last week of fiscal year 2006 was $233,000.

Under DWR’s revenue recognition policy, it defers all revenue from a number of days at the end of the fiscal period. This number of days was six for fiscal year 2006, which is consistent with prior periods. If DWR were to increase the number of days, it would defer actual revenue recorded on the additional days. DWR’s fiscal periods always end on a Saturday. As a result, if DWR increased the number of days from six to eight, there would be no impact on the amount of revenue deferred from the exclusion of shipments on the seventh day because the seventh day is a Sunday, on which no shipments are made. Excluding the eighth day for fiscal year 2006 would have reduced revenue (including shipping revenue) by $800,956, which represents the actual dollar amount of shipments on the eighth day before the end of the fiscal year, which was a Saturday. The approximate gross margin from these Saturday shipments was $355,000. Although DWR would not have deferred revenue based on average dollars shipped per day during the second-to-last week of the fiscal year, DWR advises the Staff supplementally that the average dollars shipped per day during such week would have been $752,581, with associated gross margin of approximately $334,000.

March 10, 2008

DWR respectfully submits that it continues to believe its use of estimated delivery is consistent with GAAP and with the practices of other issuers that cannot, without unreasonable effort or expense, determine actual delivery dates. We refer you, for example, to the most recent Annual Reports on Form 10-K of WD-40 Company, Celebrate Express, Inc., Redenvelope Inc., Nalco Holdings LLC, and Cabelas Inc.

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Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ ROBERT E. BURWELL
Robert E. Burwell
of LATHAM & WATKINS LLP

cc:	Mr. Ray Brunner
Mr. John Hellmann

Design Within Reach, Inc.